Exhibit (a)(26)
                                                                 ---------------


                                           Contact:  Michelle Hards
                                                     (419) 535-4636
                                                     michelle.hards@dana.com


                          DANA CORPORATION COMMENTS ON
                  SECOND EXTENSION OF ARVINMERITOR TENDER OFFER

TOLEDO, OHIO, OCTOBER 2, 2003 --Dana Corporation (NYSE: DCN) issued the following statement today in response to the announcement by ArvinMeritor, Inc. (NYSE: ARM) that it will extend for a second time the expiration of its tender offer for all outstanding Dana shares.

"On July 22, Dana's Board of Directors rejected ArvinMeritor's offer after a thorough review and consultation with its legal and financial advisors," said Bill Carroll, Acting President and Chief Operating Officer. "The Board concluded at that time that the offer was a financially inadequate, high-risk proposal that was not in the best interests of Dana or its shareholders, and nothing has changed with respect to the offer since that time. Dana's restructuring and transformation efforts are producing results and the Board believes that the company's ongoing strategy is a better way to enhance value for our shareholders."

Dana Vice President and Chief Financial Officer Bob Richter noted, "It is significant that in the nearly three months since ArvinMeritor originally made this unsolicited offer, it has not yet announced that it has the necessary financing for the transaction. In addition, the major antitrust challenges that Dana's Board noted from the start were underscored by the `second request' issued by the FTC in early September. Also, ArvinMeritor is now talking about significant potential divestitures of the combined company's commercial vehicle axle assets and other businesses. Significant divestitures of that nature would appear to limit opportunities for synergies and change the strategic premise for the transaction that ArvinMeritor originally proposed to shareholders. For all of these reasons, investors understandably continue to question whether this deal makes sense."

Dana's shareholders, and its customers, suppliers and employees, are strongly advised to read carefully Dana's solicitation/recommendation statement regarding ArvinMeritor's tender offer, because it contains important information. Free copies of the solicitation/recommendation statement and the related amendments, which have been filed by Dana with the Securities and Exchange Commission, are available at the SEC's web site at WWW.SEC.GOV, or at the Dana web site at WWW.DANA.COM, and also by directing requests to Dana's Investor Relations Department or Dana's information agent, D.F. King & Co., Inc., at 1-800-901-0068.

Dana is a global leader in the design, engineering, and manufacture of value-added products and systems for automotive, commercial, and off-highway vehicle manufacturers and their related aftermarkets. The company employs approximately 60,000 people worldwide. Founded in 1904 and based in Toledo, Ohio, Dana operates hundreds of technology, manufacturing, and customer service facilities in 30 countries. The company reported 2002 sales of $9.5 billion.

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